

December 18, 2014

<u>Via E-mail</u>
Robert M. Snibbe, Jr.
President
Stem Sales, Inc.
801 West Bay Drive, Suite 418
Largo, FL 33770

> **Re: Stem Sales, Inc.**
> **Amendment No. 5 to Registration Statement on Form S-1**
> **Filed December 8, 2014**
> **File No. 333-197814**

Dear Mr. Snibbe:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1.   We note your response to our prior comment 4 and the related revision to page I-45. We reissue the comment in part, as your registration statement still includes references to the conversion of your shares. Please explain how this applies to your offering or revise to delete such references. We note such references on pages I-6, I-12, I-16, I-18, I-43, and I-46.

<u>The Offering, page I-10</u>

2.   We note your revised disclosure in response to our prior comment 2, in which you state on page 10 that "[n]one of the proceeds will be released to the registrant unless and until an acquisition has been approved." Please revise this statement so that it correctly identifies the conditions under which the investment proceeds will be released. Refer to Rule 419(e).

Risk Factors, page I-12

We may be unable to consummate an initial business combination…, page I-17

3.   We note your response to prior comment 2 that the registrant does not intend to use up to ten percent of the proceeds held in the escrow account, and your revised disclosure at page I-10 that all subscription proceeds will be placed in the trust account. However, we also note that your risk factor disclosure continues to suggest that the company may receive up to ten percent of the offering proceeds. Please advise.

Financial Statements for the Period from Inception through September 30, 2014

Report of Independent Registered Public Accounting Firm, page F-9

4.   We note that you have presented a report from your independent accountant on the unaudited financial statements for the interim period ended September 30, 2014. Please file a letter from your independent accountant that acknowledges their awareness of the use of this report in your registration statement. Refer to Item 601(B)(15) of Regulation S-K. If this type of report is presented in your next amendment, the acknowledgement letter from your independent accountant should be included as Exhibit 15.

Exhibit 10

5.   We reissue our prior comment 5. Please ensure that your trust agreement contains provisions reflecting the entirety of paragraph (b)(2)(i) of Rule 419. In addition, please revise your trust agreement to cite the correct subsection of the Investment Company Act referenced in paragraph (b)(2)(iv)(B) of Rule 419.

6.   We note that several provisions of your trust agreement reference a minimum offering amount. Please revise or advise, as your registration statement does not provide for a minimum offering amount.

7.   We note that the trust agreement provides for deposited proceeds to be in the form of checks, drafts, or money orders payable to the order of Stem Sales, Inc. However, this does not appear to comply with Rule 419, which requires that such items be payable to the order of the trustee. Please revise.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

       If you have questions regarding comments on the financial statements and related matters, you may contact Wei Lu, Staff Accountant, at (202) 551-3725 or Ethan Horowitz, Branch Chief, at (202) 551-3311. Please contact Parhaum J. Hamidi, Staff Attorney, at (202) 551-3421 or, in his absence, Laura Nicholson, Senior Counsel, at (202) 551-3584 with any other questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director

cc: Diane J. Harrison
       Harrison Law, P.A.